SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

CPEX PHARMACEUTICALS, INC.
(Name of Subject Company)

CPEX PHARMACEUTICALS, INC.
(Names of Person(s) Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

12620N104
(CUSIP Number of Class of Securities)

Robert P. Hebert
Chief Financial Officer and Vice President
2 Holland Way
Exeter, New Hampshire 03833
(603) 658-6100
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

Copies To:

John A. Sedor President and Chief Executive Officer 2 Holland Way Exeter, New Hampshire 03833 (603) 658-6100	Joseph L. Johnson III, Esq. Goodwin Procter LLP 53 State Street Boston, MA 02109 (617) 570-1000	Nathaniel S. Gardiner, Esq. Edwards Angell Palmer & Dodge 111 Huntington Avenue Boston, MA 02199 (617) 239-0100

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is CPEX Pharmaceuticals, Inc., a Delaware corporation (the “Company”), and the address and telephone number of its principal executive offices are 2 Holland Way, Exeter, New Hampshire 03833, (603) 658-6100.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, the “Statement”) relates is the Company’s Common Stock, par value $0.01 per share (the “Common Stock”), including the associated rights to purchase shares of preferred stock (the “Right,” and together with the Common Stock, the “Shares”), issued pursuant to the Rights Agreement, dated as of June 13, 2008 (the “Rights Agreement”), by and between the Company and American Stock Transfer & Trust Company, LLC as Rights Agent. As of May 3, 2010, there were outstanding 2,544,989 shares of Common Stock.

Item 2.	Identity and Background of Filing Person

Name and Address

The Company is the person filing this Statement. The Company’s name, address and business telephone number are set forth in “Item 1. Subject Company Information,” which information is incorporated into this Item by reference. The Company’s website address is www.cpexpharm.com. The information on the Company’s website should not be considered a part of this Statement.

Tender Offer

This Statement relates to the tender offer by RSR Acquisition Company (the “Purchaser”), a Delaware corporation and wholly-owned subsidiary of Shelter Bay Holdings, LLC, a New York limited liability company (“Shelter Bay”), to purchase all outstanding Shares at a purchase price of $16.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes. The tender offer is being made on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by the Purchaser with the Securities and Exchange Commission (the “SEC”) on April 22, 2010. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Statement as the Offer (the “Offer”).

The Schedule TO provides that the Offer is subject to the following 16 conditions:

(1) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares, which, together with the Shares then owned by Shelter Bay and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis;

(2) the Company’s Board of Directors (the “Board”) redeeming the Rights or the Purchaser being satisfied, in its sole discretion, that the Rights have been invalidated or are otherwise inapplicable to the Offer and the merger of the Company and the Purchaser (or one of the Purchaser’s or Shelter Bay’s subsidiaries) (the “Proposed Merger”);

(3) the Board having approved the Offer and the Proposed Merger under Section 203 of the Delaware General Corporation Law (the “DGCL”) or the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger;

(4) the Purchaser entering into a definitive agreement with Cowen Healthcare Royalty Partners, L.P. (“Cowen”) regarding Cowen’s commitment to provide financing to Richard S. Rofé and his affiliates in the aggregate amount of $40.0 million to complete the purchase of all of the outstanding Shares;

(5) the waiting period, if any, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the purchase of Shares under the Offer having expired or been terminated as described in the Schedule TO;

(6) the Company not having entered into or effectuated any agreement or transaction with any person or entity having the effect of impairing the Purchaser’s or Shelter Bay’s ability to acquire the Company or otherwise diminishing the expected value to Shelter Bay of the acquisition of the Company;

(7) there is threatened, instituted or pending any action or proceeding by any government, governmental authority or agency or any other person, domestic, foreign or supranational, before any court or governmental authority or agency, domestic, foreign or supranational, (a) challenging or seeking to, or which is reasonably likely to, make illegal, delay or otherwise, directly or indirectly, restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by the Purchaser or any of its subsidiaries or affiliates or the consummation by the Purchaser or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company, (b) seeking to obtain material damages in connection with, or otherwise directly or indirectly relating to, the transactions contemplated by the Offer or any such merger or other similar business combination, (c) seeking to restrain or prohibit the exercise of the Purchaser’s full rights of ownership or operation by the Purchaser or any of its subsidiaries or affiliates of all or any portion of the Purchaser’s business or assets or those of the Company or any of the Purchaser’s or the Company’s respective subsidiaries or affiliates or to compel the Purchaser or any of its subsidiaries or affiliates to dispose of or hold separate all or any portion of its business or assets or those of the Company or any of the Purchaser’s or the Company’s respective subsidiaries or affiliates or seeking to impose any limitation on the Purchaser’s or any of its subsidiaries’ or affiliates’ ability to conduct such businesses or own such assets, (d) seeking to impose or confirm limitations on the Purchaser’s ability or that of any of its subsidiaries or affiliates effectively to exercise full rights of ownership of the Shares, including the right to vote any Shares acquired or owned by the Purchaser or any of its subsidiaries or affiliates on all matters properly presented to the Company’s stockholders, (e) seeking to require divestiture by the Purchaser or any of its subsidiaries or affiliates of any Shares, (f) seeking any material diminution in the benefits expected to be derived by the Purchaser or any of its subsidiaries or affiliates as a result of the transactions contemplated by the Offer or any merger or other business combination involving the Company, (g) adversely affecting the financing of the Offer or any merger or other business combination involving the Company or (h) that otherwise, in the Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the Purchaser or any of its subsidiaries or affiliates (the “Material Adverse Change Condition”);

(8) any action is taken, or any statute, rule, regulation, interpretation, judgment, injunction, order or decree is proposed, enacted, enforced, promulgated, amended, issued or deemed applicable to Shelter Bay, the Purchaser or any of their subsidiaries or affiliates, the Offer, the acceptance for payment of or payment for Shares, or any merger or other business combination involving the Company, by any court, government or governmental authority or agency, domestic, foreign or supranational (other than the application of the waiting period provisions of the HSR Act to the Offer, if applicable, or to any such merger or other business combination), that, in the Purchaser’s reasonable judgment, does or may, directly or indirectly, result in any of the consequences referred to in clauses (a) through (h) of the Material Adverse Change Condition above;

(9) any change occurs or is threatened (or any development occurs or is threatened involving a prospective change) in the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company or any of its affiliates that, in the Purchaser’s reasonable judgment, is or may be materially adverse to the Company or any of its affiliates, or the Purchaser becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the Purchaser or any of its affiliates;

(10) there occurs (a) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market, (b) any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on April 15, 2010, (c) any change in the general political, market, economic or financial conditions in the United States or abroad that, in the Purchaser’s reasonable judgment, could have a material adverse effect on the business, assets, liabilities, financial condition, capitalization, operations, results of operations or prospects of the Company and its subsidiaries, taken as a whole, (d) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (e) any material adverse change (or development or threatened development involving a prospective material adverse change) in United States dollars or any other currency exchange rates or a suspension of, or a limitation on, the markets therefor, (f) the commencement of a war, armed hostilities or other international or national calamity directly or indirectly involving the United States or any attack on, outbreak or act of terrorism involving the United States, (g) any limitation (whether or not mandatory) by any governmental authority or agency on, or any other event that, in the Purchaser’s reasonable judgment, may adversely affect, the extension of credit by banks or other financial institutions or (h) in the case of any of the foregoing existing as of the close of business on April 15, 2010, a material acceleration or worsening thereof;

(11) (a) a tender or exchange offer for some or all of the Shares has been publicly proposed to be made or has been made by another person (including the Company or any of its subsidiaries or affiliates), or has been publicly disclosed, or the Purchaser otherwise learns that any person or “group” (as defined in Section 13(d)(3) of the Exchange Act) has acquired or proposes to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares), through the acquisition of stock, the formation of a group or otherwise, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of more than 5% of any class or series of capital stock of the Company (including the Shares) other than acquisitions for bona fide arbitrage purposes only and other than as disclosed in a Schedule 13D or 13G on file with the SEC on April 15, 2010, (b) any such person or group which, prior to April 15, 2010, had filed such a Schedule with the SEC has acquired or proposes to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company, through the acquisition of stock, the formation of a group or otherwise, constituting 1% or more of any such class or series, or is granted any option, right or warrant, conditional or otherwise, to acquire beneficial ownership of additional shares of any class or series of capital stock of the Company constituting 1% or more of any such class or series, (c) any person or group has entered into a definitive agreement or an agreement in principle or made a proposal with respect to a tender or exchange offer or a merger, consolidation or other business combination with or involving the Company or (d) any person has filed a Notification and Report Form under the HSR Act or made a public announcement reflecting an intent to acquire the Company or any assets or securities of the Company;

(12) the Company or any of its subsidiaries has (a) split, combined or otherwise changed, or authorized or proposed the split, combination or other change of, the Shares or its capitalization, (b) acquired or otherwise caused a reduction in the number of, or authorized or proposed the acquisition or other reduction in the number of, outstanding Shares or other securities, (c) issued or sold, or authorized or proposed the issuance or sale of, any additional Shares, shares of any other class or series of capital stock, other voting securities or any securities convertible into, or options, rights or warrants, conditional or otherwise, to acquire, any of the foregoing (other than the issuance of Shares pursuant to and in accordance with the terms in effect on December 31, 2009, of employee stock options outstanding prior to such date), or any other securities or rights in respect of, in lieu of, or in substitution or exchange for any shares of its capital stock, (d) permitted the issuance or sale of any shares of any class of capital stock or other securities of any subsidiary of the Company, (e) declared, paid or proposed to declare or pay any dividend or other distribution on any shares of capital stock of the Company (other than a distribution of the Rights certificates or a redemption of the Rights in accordance with the Rights Agreement as publicly disclosed to be in effect prior to the date of the Offer to Purchase filed by the Purchaser as Exhibit (a)(1)(i) to the Schedule TO (the “Offer to Purchase”)), (f) altered or proposed to alter any material term of any outstanding security, issued or sold, or authorized or proposed the issuance or sale of, any debt securities or otherwise incurred or authorized or proposed the incurrence of any debt other than in the ordinary course of business (other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the proposed second-step merger described herein), (g) authorized, recommended, proposed or announced its intent to enter into or entered into an agreement with respect to or effected any merger, consolidation, liquidation, dissolution, business combination, acquisition of assets, disposition of assets or relinquishment of any material contract or other right of the Company or any of its subsidiaries or any comparable event not in the ordinary course of business, (h) authorized, recommended, proposed or announced its intent to enter into or entered into any agreement or arrangement with any person or group that, in the Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its subsidiaries or affiliates or the value of the Shares to the Purchaser or any of its subsidiaries or affiliates, (i) adopted, entered into or amended any employment, severance, change-in-control, retention or other similar agreement, arrangement or plan with or for the benefit of any of its officers, directors, employees or consultants or made grants or awards thereunder, in each case other than in the ordinary course of business or adopted, entered into or amended any such agreements, arrangements or plans so as to provide for increased benefits to officers, directors, employees or consultants as a result of or in connection with the making of the Offer, the acceptance for payment of or payment for some of or all the Shares by the Purchaser or its consummation of any merger or other similar business combination involving the Company (including, in each case, in combination with any other event such as termination of employment or service), (j) except as may be required by law, taken any action to terminate or amend or materially increase liability under any employee benefit plan (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974) of the Company or any of its subsidiaries, or the Purchaser shall have become aware of any such action which was not previously announced, (k) transferred into escrow (or other similar arrangement) any amounts required to fund any existing benefit, employment, severance, change-in-control or other similar agreement, in each case other than in the ordinary course of business, or (l) amended, or authorized or proposed any amendment to, its certificate of incorporation or bylaws (or other similar constituent documents) or the Purchaser becomes aware that the Company or any of its subsidiaries shall have amended, or authorized or proposed any amendment to, the Company’s certificate of incorporation or bylaws (or other similar constituent documents) which has not been previously disclosed (in each case, other than to amend the Rights Agreement to make the Rights inapplicable to the Offer and the proposed second-step merger described herein);

(13) the Purchaser becomes aware (a) that any material contractual right of the Company or any of its subsidiaries has been impaired or otherwise adversely affected or that any material amount of indebtedness of the Company or any of its subsidiaries has been accelerated or has otherwise become due or become subject to acceleration prior to its stated due date, in each case with or without notice or the lapse of time or both, as a result of or in connection with the Offer or the consummation by the Purchaser or any of its subsidiaries or affiliates of a merger or other similar business combination involving the Company or (b) of any covenant, term or condition in any instrument or agreement of the Company or any of its subsidiaries that, in the Purchaser’s reasonable judgment, has or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the Purchaser or any of its affiliates (including any event of default that may ensue as a result of or in connection with the Offer, the acceptance for payment of or payment for some or all of the Shares by the Purchaser or its consummation of a merger or other similar business combination involving the Company);

(14) the Purchaser or any of its affiliates enters into a definitive agreement or announces an agreement in principle with the Company providing for a merger or other similar business combination with the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries, or the Purchaser and the Company reach any other agreement or understanding pursuant to which it is agreed that the Offer will be terminated;

(15) the Company or any of its subsidiaries shall have (i) granted to any person proposing a merger or other business combination with or involving the Company or any of its subsidiaries or the purchase of securities or assets of the Company or any of its subsidiaries any type of option, warrant or right which, in the Purchaser’s reasonable judgment, constitutes a “lock-up” device (including a right to acquire or receive any Shares or other securities, assets or business of the Company or any of its subsidiaries) or (ii) paid or agreed to pay any cash or other consideration to any party in connection with or in any way related to any such business combination or purchase; and

(16) any required approval, permit, authorization, extension, action or non-action, waiver or consent of any governmental authority or agency shall not have been obtained on terms satisfactory to Shelter Bay and the Purchaser or any waiting period or extension thereof imposed by any government or governmental authority or agency with respect to the Offer shall not have expired.

According to the Offer to Purchase, the business address and telephone number of the Purchaser is 175 Great Neck Road, Suite 406, Great Neck, New York 11021, (516) 466-5258.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as disclosed in this Statement or in the excerpts from the Company’s 2010 Definitive Proxy Statement, dated April 9, 2010 (the “2010 Proxy Statement Excerpts”), filed as Exhibit (e)(1) to this Statement (and incorporated by reference into this Item 3), as of the date of this Statement, to the knowledge of the Company, there is no material agreement, arrangement or understanding, or any actual or potential conflict of interest between the Company or any of its affiliates and (1) the Company’s executive officers, directors or affiliates or (2) the Purchaser, Shelter Bay or their respective executive officers, directors or affiliates. On April 30, 2010, the Company’s directors appointed Robert Forrester to the Board, effective immediately. Mr. Forrester, for whom disclosure is provided in the 2010 Proxy Statement Excerpts as the director nominee for the Company’s 2010 annual meeting of stockholders (the “Annual Meeting”), will stand for reelection at such meeting. For further information with respect to these matters, including applicable information related to Mr. Forrester, see the 2010 Proxy Statement Excerpts under the headings: “Security Ownership of Certain Beneficial Owners and Management;” “Executive Compensation;” “Summary Compensation Table for the 2009 and 2008 Fiscal Years;” “The Impact of the Bentley Spin-Off on Equity Compensation;” “Employment Agreements;” “Terms of Restricted Stock Units and Stock Option Grants;” “Outstanding Equity Awards at 2009 Fiscal Year End;” “Potential Payments Upon Termination or Change-in-Control;” “Securities Authorized for Issuance Under Equity Compensation Plans;” “2009 Director Compensation;” “Section 16(a) Beneficial Ownership Reporting Compliance;” and “Certain Relationships and Related Person Transactions.”

Any information contained in the sections incorporated herein by reference shall be deemed modified or superseded for purposes of this Statement to the extent that any information contained herein modifies or supersedes such information.

Arrangements and Potential Conflicts of Interest Between the Company and Shelter Bay

Beneficial Ownership of Shares

According to the Schedule TO, as of April 22, 2010, Shelter Bay was the beneficial owner of 51,212 Shares representing approximately 2.0% of the outstanding Shares and, pursuant to an option agreement with Arcadia Opportunity Master Fund, Ltd., a Cayman Islands exempted company (“Arcadia”), the Purchaser has a currently exercisable option to acquire (and therefore may be deemed to beneficially own) an additional 73,367 Shares, representing approximately another 2.9% of the outstanding Shares. These 124,579 Shares owned beneficially by Shelter Bay represent less than 5% of the outstanding Shares.

Cash Consideration Payable Pursuant to the Offer and the Merger

If any of the Company’s directors or executive officers, each of whom is identified on Annex B hereto, was to tender any Shares he owns in the Offer, he would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. If the directors and executive officers were to tender all of the 540,558 Shares owned by them (which number of Shares excludes options to purchase Shares and unvested restricted stock units which are addressed in the succeeding paragraph below and under the section entitled “Potential Payments upon Termination or Change-in-Control”) for purchase pursuant to the Offer and those Shares were purchased by the Purchaser for $16.00 per Share, the directors and executive officers would receive an aggregate of $8,648,928 in cash. As discussed below under “Item 4. — The Solicitation or Recommendation,” to the knowledge of the Company, none of the Company’s directors or executive officers currently intends to tender any of his Shares for purchase pursuant to the Offer.

As of April 30, 2010, the directors and executive officers of the Company held options to purchase 326,406 Shares, 153,953 of which were vested and exercisable as of that date, with exercise prices ranging from $5.39 to $17.21 and an aggregate weighted average exercise price of $13.95 per share. If a merger is consummated following the Offer, the directors and executive officers would receive cash consideration equal to the product of the number of vested options they own and the difference between $16.00 and the exercise price of the options. Amounts that the executive officers may receive if the vesting of options to purchase Shares and restricted stock units is accelerated are discussed under the section entitled “Potential Payments upon Termination or Change-in-Control.”

Potential Payments upon Termination or Change-in-Control

The Company’s executive officers participate in, or have entered into, as applicable, the various arrangements and agreements discussed below, which provide for the vesting of equity awards and the payment of compensation in connection with a “change-in-control” of the Company.

The Company has entered into employment agreements with each of Messrs. Sedor, Hebert, Berman and Bergenhem, which agreements are filed as Exhibits (e)(7) through (e)(10) to this Statement (and incorporated by reference into this Item 3). Under their respective agreements, if any of these executive officers terminates his employment for good cause or good reason (as applicable and defined in such employment agreement) or the Company terminates his employment without cause within 12 months after a change-in-control, (i) the Company would be obligated to pay the terminated executive two times either (A) the average of his aggregate annual compensation paid by his current employer during the two prior calendar years (including base salary and bonuses, if any) or (B) if he has not been so employed for the two full prior calendar years, 12 times his monthly base salary immediately prior to the change-in-control plus the greater of his (X) most recent bonus, if any, paid by his current employer before the change-in-control and (Y) his target bonus most recently determined by his current employer prior to the change-in-control; provided, however, that the obligations in this clause shall terminate if a release (described in such employment agreement) has not been delivered within 60 days after such termination; (ii) all of his then outstanding equity awards would vest and become fully exercisable immediately; and (iii) he would be entitled to health benefits for a period of up to two years and the right to continue life insurance coverage at the Company’s expense for up to two years. The severance payments described in clause (i) of the preceding sentence would be paid in a lump sum within 30 days after termination of employment, subject to a six month delay if so required to comply with Section 409A of the Internal Revenue Code.

Additionally, the employment agreements provide that if the Company terminates an executive officer without cause, it would be obligated to pay the terminated executive severance equal to the sum of one year’s salary plus a bonus equal to the greater of the bonus target for the current year or the bonus paid for the prior year; provided, however, that these obligations shall terminate if the terminated executive does not deliver a general release of claims to us within 60 days after such termination. Additionally, vesting of equity awards shall be accelerated on a pro rata basis determined by the number of completed months of service during the then current annual vesting period. Upon a termination for cause (as defined in the executive’s employment agreement), no severance is payable and the terminated executive’s equity awards shall not be accelerated. Upon the death or disability of an executive officer, all equity awards shall vest.

The Company’s Amended and Restated 2008 Equity Incentive Plan (the “Plan”) also provides that the committee of the Board charged with administering the Plan (the “Administrator”) may, in the event of a “change-in-control” (as defined by the Administrator), (i) provide for the acceleration of any time period relating to the exercise or payment of an award, (ii) provide for payment to the participant of cash or other property with a Fair Market Value (as defined in the Plan) equal to the amount that would have been received upon the exercise or payment of the award had the award been exercised or paid upon the change-in-control, (iii) adjust the terms of the award in a manner determined by the Administrator to reflect the change-in-control, (iv) cause the award to be assumed, or new rights substituted therefor, by another entity, or (v) make such other provision as the Administrator may consider equitable to participants and in the best interests of the Company. The Plan is filed as Exhibit (e)(2) to this Statement (and incorporated by reference into this Item 3).

The following table describes for each director and executive officer the potential payments due in respect of outstanding options to purchase Shares and restricted stock units upon a change-in-control of the Company (based upon options to purchase Shares and restricted stock units outstanding as of April 30, 2010) if the Administrator determines, pursuant to its authority under the Plan, to accelerate the vesting of all outstanding then unvested options to purchase Shares and all restricted stock units upon such a change-in-control (it being understood that the Administrator is under no obligation to do so):

	Acceleration of
	Vesting of	Acceleration of
	Restricted Stock	Vesting of
Name	Units(1)	Options(2)	Total

James R. Murphy	—	—	—
John A. Sedor	$28,256	$71,962	$100,218
Michael McGovern	—	—	—
Miguel Fernandez	—	—	—
John W. Spiegel	—	—	—
Robert Forrester	—	—	—
Lance Berman	$127,664	$288,486	$416,150
Nils Bergenhem	$93,440	$7,000	$100,440
Robert Hebert	$10,016	$12,630	$22,646

(1)	Assumes a purchase price of $16.00 per Share and 100% acceleration of all unvested restricted stock units.

(2)	Represents the net proceeds for 100% of unvested options, assuming options are exercised and Shares sold at $16.00 per Share.

Exculpation and Indemnification of Company Directors and Officers

Section 102(b)(7) of the DGCL permits a Delaware corporation to include a provision in its certificate of incorporation that its directors will not be liable to the corporation or its stockholders for monetary damages for breaches of fiduciary duty. The Company’s Amended and Restated Certificate of Incorporation (the “Charter”) includes such a provision. Such provision, however, does not preclude the personal liability of directors for monetary damages (i) for breaches of the duty of loyalty, (ii) for acts or omissions not in good faith, involving intentional misconduct, or involving knowing violation of the law, (iii) under Section 174 of the DGCL or (iv) for any transaction from which a director derives an improper personal benefit.

Additionally, as permitted by Section 145 of the DGCL, the Company’s Amended and Restated Bylaws (the “Bylaws”) provide that (i) the Company shall indemnify its directors and officers and may indemnify its employees and agents in each case to the fullest extent permitted by Delaware law, (ii) the Company shall advance expenses to such directors and officers, and may advance expenses to such employees and agents, in connection with defending a proceeding, (iii) the rights conferred in the Bylaws are not exclusive of any other rights under any agreement or otherwise and (iv) the Company may maintain director and officer liability insurance.

The Company has purchased directors’ and officers’ liability insurance insuring the Company’s directors and officers against certain claims that may be asserted against them in their capacity as directors and officers of the Company.

Item 4.	The Solicitation or Recommendation

Solicitation or Recommendation

The Board reviewed the terms and conditions of the Offer with the assistance of the Company’s management and legal and financial advisors. After consideration, the full Board, by unanimous vote at a meeting held on May 4, 2010, determined that the Offer is inadequate to the Company’s stockholders and that the Offer is not in the best interests of the Company’s stockholders.

Accordingly, for the reasons described in more detail below, the Board unanimously recommends that the Company’s stockholders reject the Offer and NOT tender their Shares to the Purchaser pursuant to the Offer and withdraw any previously tendered Shares.

For assistance in withdrawing any previously tendered Shares, you can contact your broker or the Company’s information agent, MacKenzie Partners, Inc. (“MacKenzie”), at the address and phone number below.

MacKenzie Partners, Inc.
105 Madison Ave.
New York, NY 10016
Tel: (800) 322-8225
Email: cpex@mackenziepartners.com

In reaching the determinations and in making the recommendation described above, the Board took into account a number of reasons, including those described under the section entitled “Reasons for the Board’s Recommendation.”

Copies of the press release and letter to the Company’s stockholders relating to the recommendation of the Board to reject the Offer and withdraw any previously tendered Shares are filed as Exhibit (a)(1) and Exhibit (a)(2) hereto respectively and are incorporated herein by reference.

Background of the Offer; Reasons for Recommendation

Background of the Offer

The Company was historically the drug delivery business of Bentley Pharmaceuticals, Inc. (“Bentley”). In June 2008, the Company was spun off from Bentley in connection with the sale of Bentley’s remaining business to Teva Pharmaceuticals. After the close of business on June 30, 2008 (the “Separation Date”), shares of the Company’s common stock were distributed to Bentley stockholders by means of a stock dividend. Each Bentley stockholder of record on June 20, 2008, the record date, received on the Separation Date one Company share for every ten shares of Bentley common stock. Bentley had no ownership interest in the Company subsequent to this dividend distribution on the Separation Date.

In June 2009, Mr. Rofé contacted Company Board member John Spiegel to identify Arcadia as a large Company stockholder and request a meeting with Company management to discuss the Company’s business strategies. On June 16, 2009, Messrs. Spiegel, Sedor, Hebert, Feldman and Berman met with Mr. Rofé and his colleague from Arcadia Capital Advisors, James Dennedy, to discuss these and other related matters raised by Mr. Rofé. At the end of this meeting, Mr. Rofé asked whether the Company would consider an offer by Arcadia to finance a going private transaction in which the Company’s directors and officers would convert all or a portion of their existing Shares into shares of the private post-transaction company. Mr. Spiegel responded that if Mr. Rofé or Arcadia made such an offer, the Board would, consistent with its fiduciary duties, review the offer in an informed and deliberate manner to determine whether it was in the best interests of all of the Company’s stockholders.

In mid-August 2009, Mr. Rofé called Mr. Sedor to inform him that Arcadia was no longer interested in financing a going private transaction involving the Company and that Mr. Sedor should expect to receive a letter shortly from Mr. Rofé. On August 17, 2009, Mr. Sedor received a letter by email from Mr. Rofé that detailed Mr. Rofé’s concerns regarding, and proposing changes in, the Company’s business strategy, executive compensation and other corporate governance matters. On August 20, Mr. Sedor sent Mr. Rofé a letter in response in which Mr. Sedor said, in part, “I am forwarding your letter to the directors of CPEX for their review and consideration of your proposals, which I expect will be on the agenda for our next Board meeting. After our directors have concluded their consideration of your proposals, we will respond further to you.”

On September 15, 2009, the Board held a regularly scheduled meeting to consider a wide range of matters, including the concerns regarding and the related changes to the Company’s business strategy, executive compensation and other corporate governance matters proposed by Mr. Rofé in his previous emails, letters and meetings. On September 21, 2009, Mr. Sedor sent Mr. Rofé a letter in which Mr. Sedor, on behalf of the Board, confirmed to Mr. Rofé that the concerns raised in his August 2009 letter were considered by the Board. Mr. Sedor’s September 21, 2009 letter also said, in part, “While we are not in a position to discuss any details further now, we expect to have further updates on the Company’s operations and strategic plan in future periodic reports.”

Between November 20 and 23, 2009, Mr. Rofé contacted Mr. Spiegel and Mr. Sedor, including by sending Mr. Sedor a letter on November 23, 2009, seeking to arrange a meeting with the Company’s non-management directors. The letter Mr. Rofé sent to Mr. Sedor on November 23, 2009 asked Mr. Sedor to schedule a meeting as soon as possible among Mr. Rofé and the independent directors of the Company and requested that management not be included “due to the sensitive nature of the subject matter to be discussed” and a belief by Mr. Rofé that management’s interests on certain matters might conflict with the Company’s stockholders’ interests. On December 1, 2009, Mr. Sedor sent Mr. Rofé a letter in response which said, in part:

I am responding to your letter of November 23, 2009.  You are correct that I have been designated by the Board of Directors of CPEX as the point of contact for any matters you wish to raise with the Board. I have forwarded your letter to the other directors.

As I indicated in my letter of September 21, the Board has reviewed and considered your letter of August 14 and the Company’s strategy. In your most recent letter you allude to the sensitive nature of the subject matter you wish to raise with the directors, which you believe may involve a conflict between management’s interests and shareholder interests, but you provide no details. This leaves it unclear whether you have new points that you want to bring to the directors’ attention.

If you do have new points, we respectfully request that you send us a written statement of your additional concerns. If you send it to me I will distribute it to the other directors. This process will assure that all of the directors can see whatever your concerns may be, which is the way we would initially address all matters that come before the CPEX Board, including matters that may involve a conflict of interest.

There were no substantive discussions between any member of the Board and Mr. Rofé in response to these November 2009 exchanges and Mr. Rofé did not submit the requested written statement.

On January 5, 2010, Mr. Sedor and Mr. Rofé had a brief telephone conversation in which Mr. Rofé advised Mr. Sedor that he would soon be filing a Schedule 13D. Mr. Sedor said he understood Mr. Rofé’s filing obligations and suggested, if possible, they speak after the filing was made.

On January 7, 2010, Mr. Rofé, James S. Frank (who is Mr. Rofé’s father-in-law), Arcadia, Arcadia Capital Advisors and M.D. Sass FinStrat Arcadia Capital Holdings, LLC, a Delaware limited liability company and managing member of Arcadia Capital Advisors (collectively, the “Initial Reporting Persons”), jointly filed a Schedule 13D (the “Schedule 13D”) indicating that Arcadia and Mr. Frank beneficially owned an aggregate of 307,622 Shares, or approximately 12.1% of the then outstanding Shares. The Schedule 13D and a contemporaneously filed pre-commencement Schedule TO stated that Mr. Rofé intended to commence a tender offer for 100% of the outstanding Shares not already owned by the Initial Reporting Persons at a per Share price of $14.00 in cash.

Following this filing, on January 8, 2010, the Board met to discuss Mr. Rofé’s expected tender offer and related matters. At this meeting, the Board and the Company’s legal counsel discussed the Board’s duties and obligations in connection with its consideration of the anticipated proposal and any other potential strategic alternatives, including reviewing any such proposal or potential strategic transaction in an informed and deliberate manner consistent with the Board’s fiduciary duties to determine whether it was in the best interests of all of the Company’s stockholders. Thereafter, the Company issued a press release stating that the Board would carefully consider Mr. Rofé’s expected tender offer and, because no offer had yet been made, the Company’s stockholders did not need to take any action at that time.

Mr. Sedor and Ron Bienvenu, one of Mr. Rofé’s advisors, exchanged a series of emails on January 12 and 13, 2010 and arranged to meet in person on January 14, 2010. At this meeting, Mr. Sedor, Mr. Hebert and Mr. Bienvenu discussed Mr. Rofé’s expected tender offer and Mr. Rofé’s plans to submit a number of stockholder proposals for the Board and the Company’s stockholders to consider.

On January 14, 2010, Arcadia sent the Company two letters with various stockholder proposals. The first letter (the “Corporate Proposals Letter”) purported to give notice of Arcadia’s intent to bring business before the Company’s Annual Meeting and attached proposed amendments to the Company’s certificate of incorporation and bylaws. The second letter (the “Director Nominations Letter”) purported to give notice of Arcadia’s intent to nominate six persons to stand for election to the Board at the Annual Meeting. On January 15, 2010, the Company received a copy of a letter from UBS Securities confirming that it held 99,367 Shares in a client account for the benefit of Arcadia.

Between January 20 and 22, 2010, Mr. Bienvenu and Mr. Sedor exchanged a series of emails discussing the status of the Company’s review of Arcadia’s stockholder proposals.

On January 25, 2010, Mr. Bienvenu sent emails to Mr. Sedor requesting a discussion of Mr. Rofé’s expected tender offer. That same day, Mr. Sedor sent a response email to Mr. Bienvenu in which Mr. Sedor said, in part, “At this point our Board is still engaged in the process I have mentioned to you in response to Arcadia’s previous filings. Our Board is proceeding expeditiously, but until that process is further along, discussions would be premature.” On January 26, 2010, Mr. Rofé sent a similar letter to Mr. Murphy requesting a discussion of Mr. Rofé’s expected tender offer. Messrs. Bienvenu and Rofé also contacted Mr. Sedor and other members of the Board via telephone, email and facsimile during this time regarding a potential discussion of Mr. Rofé’s expected tender offer.

On January 27, 2010, Mr. Sedor sent Mr. Rofé a letter which said, in part:

As I have discussed with you, the Board of Directors takes its fiduciary duties to act in the best interests of all of its stockholders very seriously. As you are aware, these fiduciary duties require the Board to act in an informed and deliberate manner before making decisions, especially an important one like this. In this regard, the Board has interviewed and now hired advisors to assist in the process of gathering and analyzing the appropriate information on the various alternatives available to it. As I have repeatedly informed you, the Board is expeditiously considering this matter and will promptly contact you when it has concluded its decision making.

Also on January 27, 2010, the Company sent Arcadia a letter requesting additional information required before the Company or the Board could act properly in response to the stockholder proposals and director nominations detailed in the Corporate Proposals Letter and the Director Nominations Letter.

On January 28, 2010, Mr. Rofé sent a letter to Mr. Sedor in which Mr. Rofé reiterated his concerns about the Company’s business strategy, executive compensation and other matters and requested an opportunity to discuss Mr. Rofé’s expected tender offer and other alternatives with the Board.

On January 29, 2010, Arcadia sent a letter to the Company demanding, pursuant to Section 220 of the DGCL, that Arcadia be permitted to inspect certain of the Company’s books, records and documents (“Section 220 Demand”).

On February 2, 2010, the Board sent a letter to Mr. Rofé which said, in part:

Over the past several weeks, in a series of filings with the Securities and Exchange Commission and conversations you initiated with us, you have indicated that you intend to offer to purchase all outstanding shares of CPEX’s common stock and that you planned to send a letter setting forth the terms and conditions of such offer. As we have said, we are confident that CPEX’s strategic plan will deliver significant value to our shareholders and we are focused on executing that plan. Should you decide to make an offer, our Board will thoroughly review it in the best interests of all shareholders consistent with our fiduciary duties. To date, the Company has not yet received such an offer letter from you.

If you still plan to make an offer, we request that your offer letter provide the standard details of such letters, including how specifically you would finance a transaction. For example, if you are using internal financing sources, please provide us with financial statements of such sources. To the extent you anticipate using external financing sources, please set forth the name of the financing sources and provide copies of commitments you may have received from such financing sources and the anticipated timing of obtaining final binding commitments of such financing.

A copy of the Board’s letter was furnished to the SEC on February 2, 2010 via a Current Report on Form 8-K. Neither the Company nor the Board received any response to this letter.

On February 3, 2010, Goodwin Procter LLP, the Company’s special transaction counsel, sent Arcadia a letter requesting clarification of various matters related to, and identifying deficiencies in, the Section 220 Demand.

On February 10, 2010, the Initial Reporting Persons filed Amendment No. 4 to the Schedule 13D stating that they intended to begin selling their Shares in the open market until they collectively owned less than 10% of all outstanding Shares and thereafter Mr. Rofé intended to purchase all of Mr. Frank’s remaining Shares from Mr. Frank for prices equal to the prices Mr. Frank paid originally for such Shares.

In a series of sales beginning on February 11, 2010 and ending on February 16, 2010, Mr. Frank sold 56,000 Shares into the public market at per Share prices ranging from $15.98 to $16.19. On February 19, 2010, Shelter Bay purchased Mr. Frank’s remaining 154,158 Shares for prices equal to the prices Mr. Frank paid originally for such Shares which, according to the Schedule TO was a weighted average of $10.799 per Share. As a result of these transactions, Arcadia and Shelter Bay owned an aggregate of 9.97% of the then outstanding Shares, down from the aggregate 12.2% of the outstanding Shares owned by Arcadia and Mr. Frank on February 10, 2010 before such sales.

On February 12, 2010, the Company sent Arcadia a letter noting that it had received none of the required information requested in the Company’s letter to Arcadia on January 27, 2010 which was necessary before the Board could act properly in response to the stockholder proposals and director nominations detailed in the Corporate Proposals Letter and the Director Nominations Letter. This February 12, 2010 letter reiterated and attempted to further clarify this request.

On February 17, 2010, Arcadia sent a letter to the Company in which it withdrew all of the stockholder proposals and director nominations detailed in the Corporate Proposals Letter and the Director Nominations Letter, except that Arcadia reaffirmed its purported intent to nominate Mr. Rofé to stand for election to the Board at the Annual Meeting. This February 17, 2010 letter also provided the applicable additional information requested for the Board to act upon Mr. Rofé’s nomination.

On February 22, 2010, Arcadia sent the Company a letter re-submitting and supplementing the original Section 220 Demand. Following clarification of certain items by each party’s outside counsel, on March 15, 2010, the Company delivered the certified list of the Company’s registered stockholders, as of the requested March 8, 2010 date, to Arcadia’s designated agent.

On March 9, 2010, the governance committee of the Board and the Board met to consider nominees for consideration at the Annual Meeting. At these meetings, it was decided that Miguel Fernandez would not stand for reelection at the Annual Meeting and Robert Forrester would be recommended to the Company’s stockholders for election to fill the resulting vacancy. The governance committee of the Board and the Board recommended Mr. Forrester for election to the Company’s stockholders because of his blend of senior leadership experience at public and private companies, both inside and outside the biotechnology sector, and because they believed he would be a valuable, independent member of the Board who could contribute significantly to the Board’s efforts to enhance value for all Company stockholders.

On March 11, 2010, Mr. Rofé issued a press release in which he stated he was fully capable of financing a prospective all-cash offer for all outstanding Shares without the need for a bank financing or a financing contingency.

On March 17, 2010, the Company issued a press release reporting preliminary results from its Phase 2a proof-of-concept clinical trial of the Company’s intranasal insulin product, Nasulintm.

In a series of sales beginning on March 18, 2010 and ending on March 22, 2010, Shelter Bay sold 67,595 Shares into the public market at per Share prices ranging from $15.99 to $17.02. As a result of these transactions, Arcadia and Shelter Bay’s aggregate holdings of Shares decreased from 9.97% to 7.3% of the then outstanding Shares.

On March 18, 2010, the Company filed a preliminary proxy statement for the Annual Meeting with the SEC. Also, on March 18, 2010, the Company issued a press release announcing this filing and the nomination of Robert Forrester for election to the Board at the Annual Meeting.

On March 19, 2010, Mr. Rofé issued a press release commenting on the preliminary results from the Company’s Phase 2a clinical trial of Nasulin.

In a series of sales beginning on March 23, 2010 and ending on April 5, 2010, Arcadia and Shelter Bay sold an aggregate of 61,351 Shares into the public market at per Share prices ranging from $15.52 to $17.18. As a result of these transactions, Arcadia and Shelter Bay’s aggregate holdings of Shares decreased from 7.3% to 4.9% of the then outstanding Shares.

On March 24, 2010, in response to comments from the SEC, the Company filed an amended preliminary proxy statement for the Annual Meeting.

On April 9, 2010, the Company filed a definitive proxy statement for the Annual Meeting with the SEC. On or about April 12, 2010, copies of this definitive proxy statement were mailed to the Company’s stockholders of record as of April 6, 2010. The definitive proxy statement was accompanied by an open letter from the Board to the Company’s stockholders, a copy of which was issued as a press release. This open letter from the Board responded to various prior public statements of Mr. Rofé and recommended stockholders vote for the election of Mr. Forrester.

On April 13, 2010, Mr. Rofé issued a press release in which he reiterated his concerns about the Company’s business strategy, executive compensation and other matters.

After the close of trading on April 22, 2010, the Purchaser and Shelter Bay filed the Schedule TO with the SEC. The Schedule TO included an Offer to purchase all of the outstanding Shares for $16.00 per share in cash. In the Schedule TO, Mr. Rofé also announced that he was abandoning his plan to seek election to the Board at the Annual Meeting.

On April 23, 2010, the Board met and determined to recommend that stockholders take no action at that time with respect to the Offer until the Board had an opportunity to review and consider the Offer and issue its recommendation to the Company’s stockholders. Thereafter, the Company issued a press release stating that the Board would review and consider the Offer and would advise the Company’s stockholders of the Board’s position regarding the Offer as well as its reasons for that position within 10 business days. The Board’s position and rationale are discussed in this Statement.

In a series of letters and emails between Goodwin Procter and counsel to Arcadia from April 20, 2010 through April 28, 2010 following several earlier telephone communications, the parties clarified various items related to the Section 220 Demand. By letter dated April 21, 2010, Arcadia requested the information listed in its original Section 220 Demand as of April 21, 2010. Goodwin Procter informed counsel to Arcadia that once Arcadia paid the Company’s third-party costs related to obtaining and providing Arcadia with the materials, including the registered stockholder list previously delivered on March 15, 2010 and the materials requested as of April 21, 2010, the Company would deliver the additional requested materials as outlined in a letter from Goodwin Procter dated April 22, 2010. On April 28, 2010, Goodwin Procter delivered Arcadia’s counsel a requested breakdown of the third-party charges. As of May 5, 2010, Arcadia had not responded to Goodwin

Procter’s April 28 transmittal of the invoice or submitted payment and thus has not received an updated certified list of the Company’s registered stockholders, a list of the brokerage firms on whose behalf Cede & Co. holds Shares as a nominee or any other requested materials.

On April 30, 2010, the Board met to further discuss the Offer and to consider the Board’s response thereto. Also at this meeting, the Board appointed Robert Forrester to the Board. The Board appointed Mr. Forrester in advance of the Annual Meeting so he could participate in the Board’s review of the Offer.

On May 4, 2010, the Board met with the Company’s management and its legal, financial and other advisors. At this meeting, the Board and the Company’s legal advisors discussed the Board’s duties and obligations in connection with its consideration of the Offer and issuing its recommendation to the Company’s stockholders regarding the Offer. The Board also reviewed and discussed with the Company’s financial advisor, RBC Capital Markets Corporation (“RBC”), financial aspects of the Offer. RBC then rendered to the Board an oral opinion (which was confirmed by delivery of a written opinion) to the effect that, as of the date of such opinion and based on and subject to certain matters set forth in its written opinion, the $16.00 per Share in cash to be received in the Offer by holders of the Company’s common stock (other than Mr. Rofé, Shelter Bay, the Purchaser and their respective affiliates) was inadequate, from a financial point of view, to such holders. After considering and discussing the information presented and factors noted below in the section entitled “Reasons for the Recommendation of the Board,” the Board unanimously determined that the Offer is inadequate and is not in the best interests of the Company or its stockholders. Next, the Board decided to explore potential strategic transactions through an organized process, with the assistance of the Company’s management and advisors, in order to assist the Board in determining which course of action is in the best interests of the Company and its stockholders. Finally, the Board elected to extend the “distribution date” under the Rights Plan until 4:59 P.M., New York City time, on May 24, 2010 (which is immediately prior to the currently scheduled expiration of the Offer) or such other date and time as may be subsequently determined by the Board by resolution.

Reasons for the Recommendation of the Board

The Board has reviewed and considered the Offer with the assistance of members of management and the Company’s legal and financial advisors. After considering its fiduciary duties under applicable law, the Board has unanimously determined that the Offer is inadequate and is not in the best interests of the Company or its stockholders. Accordingly, the Board recommends that the Company’s stockholders reject the Offer, not tender their Shares to the Purchaser pursuant to the Offer and withdraw any previously tendered Shares.

The Board considered each of the following factors, among others, when reaching its recommendation that stockholders reject the Offer and not tender their Shares to the Purchaser:

•	The Offer price is inadequate and substantially undervalues the Company’s current business and future prospects.

•	The Board has determined that the Offer price is inadequate and substantially undervalues the Company’s existing assets and future prospects. In particular, the Offer does not adequately compensate the Company’s stockholders for (i) royalty revenues the Company earns from Auxilium Pharmaceuticals, Inc.’s (“Auxilium”) sales of Testim®, (ii) the Company’s future potential earnings under its Development and License Agreement with Serenity Pharmaceuticals Corporation (“Serenity”), (iii) the Company’s proprietary drug delivery technology and (iv) the Company’s existing cash, cash equivalents and restricted cash.

•	The Board is commencing a process to explore strategic alternatives to maximize stockholder value.

•	The Board is commencing a process to explore alternatives to maximize stockholder value, which may include a sale, merger or other business combination of the Company with a third party, including the Purchaser or another affiliate of Mr. Rofé, monetization of the Company’s assets, including its rights to receive royalties and milestone payments, remaining independent, acquiring other companies or their assets or other strategic or financial alternatives, including any combination of the foregoing, that could deliver higher stockholder value than the Offer.

•	The Company has periodically been contacted by third parties about entering into discussions regarding potential strategic transactions, and these inquiries have increased in frequency since the Offer was commenced. The Company has not, however, engaged in substantive discussions with respect to these inquiries. The Board believes that conducting an exploration of potential strategic transactions through an organized process, with the assistance of the Company’s management and advisors, will assist the Board in determining which course of action is in the best interests of the Company and its stockholders. To facilitate these efforts, the Company has begun to assemble the materials necessary for interested parties to conduct due diligence. The Company will soon seek to enter into confidentiality agreements on customary terms with interested parties and to engage in preliminary discussions with such parties concerning their interest in participating in the strategic alternatives process.

•	The Board believes that tendering Shares in the Offer before the Board has the opportunity to fully explore alternatives to the Offer could preclude its ability to effect an alternative transaction that could provide superior value to the Company’s stockholders. The Board expects to make a public announcement with respect to the results of its strategic alternatives process during the third quarter of 2010.

•	The Company’s existing stockholders are effectively receiving no value in the Offer for at least 35% and, if and once Cowen earns its fixed minimum return, 90% of the future annual Testim royalties to which the Company is already entitled.

•	Cowen has agreed to finance $40.0 million to fund the acquisition of the Company in exchange for (i) 65% of Included Products Payments (which is the defined term used in the Offer to Purchase for royalties payable to the Company on sales of Testim under the Company’s license agreement with Auxilium) generated by up to $125 million in annual net sales of Testim; plus (ii) 10% of Included Products Payments generated by annual net sales of Testim in excess of $125 million. Even after Cowen receives its fixed minimum return of 175% of its $40 million financing, if ever, Cowen will still be entitled to receive 10% of the subsequent Included Product Payments.

•	Since the Offer is financed entirely by the portion of future Testim royalties described above, the Company’s existing stockholders are effectively receiving no value in the Offer for the unsold portion of the annual future royalties, which range from 35% to 90% of the royalties to which the Company is entitled each year.

•	By financing the Offer entirely with future Testim royalties, the Offer attributes insufficient value to the Company’s other valuable assets.

•	On April 1, 2010, Serenity announced that it had entered into a global agreement with Allergan, Inc. (“Allergan”) (NYSE: AGN) for the development and commercialization of Ser-120, a Phase III investigational drug currently in clinical development for the treatment of nocturia that utilizes patents the Company licensed to Serenity. The Company will earn milestone payments and a low single-digit royalty on net sales of Ser-120, if it is approved.

•	The Company’s existing stockholders effectively receive no value in the Offer for the Company’s future potential earnings on sales of Ser-120, if the product is approved.

•	The Company’s proprietary and patented platform drug delivery technology enhances permeation and absorption of pharmaceutical molecules across the skin, nasal mucosa and eye. The Company’s drug delivery technology is currently utilized in Testim and Ser-120, and the Company continually seeks to enter into collaborations with other pharmaceutical companies to improve the performance of existing pharmaceutical products and advance the effectiveness and delivery methods of pharmaceutical product candidates.

•	The Company’s existing stockholders effectively receive no value in the Offer for future applications developed utilizing the Company’s proven proprietary drug delivery technology.

•	As of March 31, 2010, the Company had cash, cash equivalents and restricted cash of $14.3 million.

•	The Company’s existing stockholders effectively receive no value in the Offer for the Company’s existing cash, cash equivalents and restricted cash assets.

•	The Offer is financially inadequate.

•	The Board has received an oral opinion, confirmed by delivery of a written opinion, dated May 4, 2010, from the Company’s financial advisor, RBC, as to the inadequacy, from a financial point of view and as of the date of such opinion, of the $16.00 per share Offer price to holders of shares of the Company’s common stock (other than Mr. Rofé, Shelter Bay, the Purchaser and their respective affiliates). Please see the full text of such written opinion included as Annex A to this Statement. The opinion was provided to the Board (in its capacity as such) for its information in its evaluation of the Offer from a financial perspective and was based on and subject to certain assumptions, qualifications, limitations and other considerations. The opinion does not address any other aspect of the Offer or any related transactions and is not intended to constitute, and does not constitute, a recommendation as to whether any stockholder should tender Shares in the Offer or as to any other matters.

•	The Offer is highly conditional which creates substantial uncertainty as to whether the Purchaser would be required to consummate the Offer.

•	The Offer is highly conditional which creates substantial uncertainty for the Company’s stockholders as to whether the Offer would be completed. Each of the 16 conditions to the Offer must be satisfied or waived before the Purchaser would be obligated to accept for payment any Shares tendered pursuant to the Offer. Several conditions provide the Purchaser with broad discretion to determine whether the conditions have or have not been satisfied. For example, the Purchaser can decide not to proceed with the Offer if the Purchaser becomes aware of any facts that, in its reasonable judgment, have or may have material adverse significance with respect to either the value of the Company or any of its affiliates or the value of the Shares to the Purchaser or any of its affiliates.

•	Cowen’s obligation to finance the Offer, and therefore the Purchaser’s ability to consummate the Offer, is subject to Cowen completing confirmatory due diligence to its satisfaction and executing mutually acceptable definitive documentation. Accordingly, even if the Purchaser seeks to consummate the Offer, the Company’s stockholders lack certainty that Cowen will be willing to provide the funds necessary for its consummation.

•	The Purchaser can decide not to proceed with the Offer if there is any decline in either the Dow Jones Industrial Average, the Standard and Poor’s Index of 500 Industrial Companies or the NASDAQ-100 Index by an amount in excess of 15%, measured from the close of business on April 15, 2010.

•	The Company’s directors and executive officers believe that the Offer price is inadequate and do not intend to tender their Shares.

•	Based upon their understanding of and familiarity with the Company’s business, financial condition, current business strategy and future prospects, the Company’s directors and executive officers believe that the Offer price is inadequate. As a result, to the Company’s knowledge, none of the Company’s directors or executive officers intends to tender any of his Shares for purchase pursuant to the Offer.

•	The Offer values the Shares substantially below the market price of the Shares as of the issuance of this Statement.

•	The Offer price of $16.00 per Share represents less than a 2% premium to the closing price of the Shares on the day the Purchaser commenced the Offer after the close of trading. Since the commencement of the Offer through the date of this Statement, the market price of the Shares has remained above the Offer price. The Offer price is $7.18 below the $23.18 closing price of the Shares on May 5, 2010, the last trading day prior to the date of this Statement.

Considerations of the Board

The foregoing discussion of the information and factors considered by the Board is not meant to be exhaustive, but includes the material information, factors and analyses considered by the Board in reaching its conclusions and recommendation in relation to the Offer and the transaction proposed thereby. The members of the Board evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of the Company with the assistance of the Company’s management and legal and financial advisors. In light of the variety of factors and amount of information that the Board considered, the members of the Board did not find it practicable to provide specific assessment of, quantify or otherwise assign any relative weights to, the factors considered in determining its recommendation. However, the recommendation of the Board was made after considering the totality of the information and factors involved. Individual members of the Board may have given different weight to different factors. In addition, in arriving at its recommendation, the directors of the Company were aware of the interests of certain officers and directors of the Company as described under “Past Contacts, Transactions, Negotiations and Agreements.”

Recommendation of the Board

In light of the factors described above, the Board has unanimously determined that the Offer is inadequate and not in the best interests of the Company or its stockholders. Therefore, the Board unanimously recommends that the stockholders reject the Offer and not tender their Shares to the Purchaser pursuant to the Offer and withdraw any previously tendered Shares.

Intent to Tender

To the knowledge of the Company, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by such person to the Purchaser pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Company has retained RBC as the Company’s financial advisor in connection with the Offer and related matters. The Company has agreed to pay RBC a customary fee for its services upon delivery of its opinion, which is not contingent upon the Offer being accepted or rejected by the Company. The Company also has agreed to pay RBC other fees in connection with its engagement as the Company’s financial advisor, including fees relating to its engagement, certain fees for services provided during the course of its engagement and an additional larger fee, against which certain fees previously received will be credited, contingent upon consummation of a transaction pursuant to a definitive or other agreement entered into by the Company. In addition, the Company has agreed to indemnify RBC for certain liabilities that may arise out of its engagement, including certain liabilities under U.S. federal securities laws, and to reimburse RBC for its reasonable out-of-pocket expenses, including fees and expenses of legal counsel, incurred in connection with its services.

The Company also has engaged MacKenzie to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie for such services. In addition, the Company has agreed to reimburse MacKenzie for its reasonable out-of-pocket expenses, and MacKenzie and certain related persons will be indemnified against certain liabilities arising out of or in connection with the engagement.

The Company has retained Sard Verbinnen & Co. (“Sard”) as its public relations advisors in connection with the Offer. The Company has agreed to pay customary compensation to Sard for such services and to reimburse Sard for its reasonable out-of-pocket expenses, and Sard and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement.

Certain officers, directors and employees of the Company may render services in connection with the Offer, but they will not receive any additional compensation for such services.

Except for MacKenzie and Sard as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s knowledge, by any of its executive officers, directors, affiliates or subsidiaries, except for the following:

	Date of	Nature of	Number of
Name	Transaction	Transaction	Shares	Price

John Sedor	3/31/2010	Automatic purchase of shares under Company’s 401(k) Plan.	346.70	$15.91
Robert Hebert	3/31/2010	Automatic purchase of shares under Company’s 401(k) Plan.	518.52	$15.91
Lance Berman	3/31/2010	Automatic purchase of shares under Company’s 401(k) Plan.	282.83	$15.91
Nils Bergenhem	3/31/2010	Automatic purchase of shares under Company’s 401(k) Plan.	188.55	$15.91

No information has been included in this Item 6 with respect to any transactions that have been effected within the past 60 days by persons or entities that hold 5% or more of the outstanding Shares but are otherwise unaffiliated with the Company.

Item 7.	Purposes of the Transaction and Plans or Proposals

Subject Company Negotiations

For the reasons discussed in Item 4 “— Reasons for the Recommendation of the Board,” the Board unanimously determined that the Offer is inadequate and not in the best interests of the Company or its stockholders. Accordingly, the Board recommends, on behalf of the Company, that the Company’s stockholders reject the Offer, not tender their Shares to the Purchaser pursuant to the Offer and withdraw any previously tendered Shares. The Company has received inquiries from third parties with respect to entering into discussions regarding possible sale, merger or other business combination or strategic transactions. The Board is commencing a process to explore alternatives to maximize stockholder value, which may include a sale, merger or other business combination of the Company with a third party, including the Purchaser or another affiliate of Mr. Rofé, monetization of the Company’s assets, including its rights to receive royalties and milestone payments, remaining independent, acquiring other companies or their assets or other strategic or financial alternatives, including any combination of the foregoing, that could deliver higher stockholder value than the Offer. The Board believes that conducting an exploration of potential strategic transactions through an organized process, with the assistance of the Company’s management and advisors, will assist the Board in determining which course of action is in the best interests of the Company and its stockholders. In the course of such discussions, the Company may enter into confidentiality agreements and may supply confidential information to one or more parties. Except as described in this Statement (including in the annexes and Exhibits to this Statement) or as incorporated in this Statement by reference, the Company is not now undertaking or engaged in any negotiations in response to the Offer that relates to or would result in (i) a tender offer for, or other acquisition of, Shares by Shelter Bay, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as described or referred to in this Statement or the Annexes and Exhibits to this Statement or the Offer, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer which relate to or would result in one or more of the matters referred to in the preceding sentence.

Notwithstanding the foregoing, as a result of commencing the above-described process to explore strategic alternatives or otherwise, the Company may in the future engage in negotiations in response to the Offer that could have one of the effects specified in the preceding paragraph, and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize the discussions or negotiations that the Company may conduct. Accordingly, the Board has adopted a resolution instructing management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until such time as counsel advises the Company such disclosure is required by law.

Item 8.	Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Rights Agreement

At its meeting held on May 4, 2010, the Board took action, as permitted by the Rights Agreement, to extend the Distribution Date (as defined in the Rights Agreement), which otherwise would occur on the tenth business day after the Offer was first published or sent or given within the meaning of Exchange Act Rule 14d-2(a), until 4:59 P.M., New York City time, on May 24, 2010 (which is immediately prior to the currently scheduled expiration of the Offer) or such other date and time as may be subsequently determined by the Board by resolution. Until the Distribution Date, the Rights will continue to be evidenced by the certificates for the Common Stock, and the Rights will be transferable only in connection with the transfer of the associated Common Stock. A copy of the Rights Agreement has been filed with the SEC as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed June 18, 2008 and is incorporated herein by reference.

Delaware General Corporation Law

The Company is incorporated under the laws of the State of Delaware. The following provisions of the DGCL are therefore applicable to the Offer.

Business Combination Statute.  Section 203 of the DGCL prevents an “interested stockholder” (generally defined as a person who, together with its affiliates and associates, beneficially owns 15% or more of a corporation’s voting stock) from engaging in a “business combination” (which includes a merger, consolidation, a sale of a significant amount of assets, and a sale of stock) with a Delaware corporation for three years following the time such person became an interested stockholder unless:

i. before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination;

ii. upon consummation of the transaction in which the interested stockholder became an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding, for purposes of determining the number of voting shares outstanding, stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or

iii. following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Appraisal Rights.  Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Purchaser or Shelter Bay purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of Shares immediately prior to the effective time of such merger may have the right pursuant to the provisions of Section 262 of the DGCL to demand appraisal of their Shares. If appraisal rights are applicable, dissenting stockholders who comply with the applicable statutory procedures will be entitled, under Section 262 of the DGCL, to receive a judicial determination of the fair value of their Shares (excluding any element of value arising from the accomplishment or expectation of such merger) and to receive payment of such fair value in cash, together with a judicially determined rate of interest, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share ultimately paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share ultimately paid in the Offer or any subsequent merger. Investment banking opinions as to the adequacy or fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer or a merger, are not opinions as to fair value under Section 262 of the DGCL.

Appraisal rights cannot be exercised at this time. If appraisal rights become available at a future time, the Company will provide additional information to the holders of Shares concerning their appraisal rights and the procedures to be followed in order to perfect their appraisal rights before any action has to be taken in connection with such rights.

The foregoing summary of the rights of stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Antitrust Laws

The Company believes that the Offer is not subject to the reporting and waiting requirements contained in the HSR Act. If the Purchaser or Shelter Bay purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, the Company likewise believes that such a merger will not be subject to the reporting and waiting requirements contained in the HSR Act. However, if the Purchaser, Shelter Bay or the Company are required to make filings under the HSR Act, the acquisition of Shares pursuant to the Offer may only be consummated after the expiration or early termination of a 15-day waiting period commenced by the filing of a Notification and Report Form by Shelter Bay with respect to the Offer. The waiting period may be extended if the parties receive a request for additional information or documentary material from the Antitrust Division of the Department of Justice (the “Antitrust Division”) or the Federal Trade Commission Bureau of Competition (the “FTC”). Only one extension of the waiting period pursuant to a request for additional information is authorized by the HSR Act. Thereafter, such waiting period may be extended only by court order or with the consent of Shelter Bay. In practice, complying with a request for additional information or material can take a significant amount of time. In addition, if the Antitrust Division or the FTC raises substantive issues in connection with a proposed transaction, the parties frequently engage in negotiations with the relevant governmental agency concerning possible means of addressing those issues and may agree to delay consummation of the transaction while such negotiations continue. Expiration or termination of the applicable waiting period under the HSR Act, if a filing is required by the HSR Act, is a condition to the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer.

The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the Purchaser’s proposed acquisition of the Company. At any time before or after the Purchaser’s acquisition of Shares pursuant to the Offer, and whether or not a filing under the HSR Act is required to acquire the shares or consummate a subsequent merger (including a short-form merger) involving the Company, the Antitrust Division or the FTC could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares pursuant to the Offer or the consummation of a subsequent merger (including a short-form merger) involving the Company seeking the divestiture of Shares acquired pursuant to the Offer or the divestiture of substantial assets of the

Company. Private parties, as well as state governments, may also bring legal action under the antitrust laws under certain circumstances.

Anti-Takeover Provisions of the Company’s Charter

Under the Company’s Charter, the authorization of undesignated preferred stock makes it possible for the Board to issue preferred stock with voting or other rights or preferences that could impede the success of a change-in-control. The provisions in the Charter authorizing such preferred stock, and other provisions including but not limited to the classified board structure, the inability of stockholders to act by written consent and the limitations on the rights of stockholders to remove directors, may have the effect of deferring hostile takeovers or delaying changes-in-control of the Company’s management.

Litigation

In October 2008, the Company and Auxilium received notice that Upsher-Smith Laboratories filed an Abbreviated New Drug Application (“ANDA”), containing a paragraph IV certification in which it certified that it believes that its testosterone gel product does not infringe the Company’s patent, U.S. Patent No. 7,320,968 (the “‘968 Patent”). The ‘968 Patent covers a method for maintaining effective blood serum testosterone levels for treating a hypogonadal male using Testim and will expire in January 2025. The ‘968 Patent is listed in Approved Drug Products with Therapeutic Equivalence Evaluations (commonly known as the Orange Book), published by the U.S. Food and Drug Administration (“FDA”). Upsher-Smith Laboratories’ paragraph IV certification sets forth allegations that the ‘968 Patent will not be infringed by Upsher-Smith’s manufacture, use or sale of the product for which the ANDA was submitted. On December 4, 2008, the Company and Auxilium filed a lawsuit in the United States District Court for the District of Delaware against Upsher-Smith under the Hatch-Waxman Act for infringement of the Company’s patent. In June 2009, Upsher-Smith amended its answer to the complaint to include a defense and counterclaim of invalidity of the ‘968 Patent, which the Company and Auxilium deny. A patent issued by the U.S. Patent and Trademark Office, such as the ‘968 Patent, is presumed valid. The lawsuit is currently pending. Any FDA approval of Upsher-Smith’s proposed generic product will be stayed until the earlier of 30 months from the date of receipt of the paragraph IV certification (April 2011) or an adverse decision in the patent infringement lawsuit.

The Company has filed continuation and divisional applications with the USPTO relating to the ‘968 Patent. Six patents issued from these applications on October 27, 2009, namely U.S. Patent Nos. 7,608,605, 7,608,606, 7,608,607, 7,608,608, 7,608,609 and 7,608,610, may provide the Company with further market protection. Each of these six patents has been listed in the Orange Book with respect to Testim.

The Company and Auxilium are committed to protecting their intellectual property rights and will vigorously pursue this lawsuit. However, if the Company and Auxilium are unsuccessful in defending the ‘968 Patent covering Testim, sales of Testim and the Company’s royalties relating to Testim sales will be materially reduced.

Forward-Looking Statements

Statements made in this Statement include forward-looking statements of the Company that are not historical facts. Words such as “expect,” “anticipate,” “intend,” “believe,” “may,” “could,” “project,” “estimate” and similar words are used to identify forward-looking statements. Each of these forward-looking statements involves risks and uncertainties. Actual results could differ materially from those projected in the forward-looking statements discussed herein. These forward-looking statements contained in this Statement are not based on historical facts, but rather reflect the Company’s current expectations concerning future results and events. The forward-looking statements include statements about the Company’s strategy, the prospects of the Company’s technologies and research and development efforts, milestone and royalty payments to be realized under the Company’s existing arrangements with Auxilium and Allergan, the Company’s plans to enter into more collaborative relationships, the prospects for clinical development of the Company’s product candidates, the Company’s prospects for revenue growth, anticipated financial results, the prospects for growth of the Company’s business and statements related to the trading price of the Shares after the date of this Statement.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, such statements involve known and unknown risks, including risks and uncertainties associated with the Purchaser’s unsolicited proposal to acquire the Company, the Company’s and the Board’s responses to the unsolicited proposal, the possibility that Arcadia and Richard S. Rofé will solicit proxies for a Board seat, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements, including that clinical trials may not demonstrate the efficacy and safety of the Company’s products, regulatory approvals may be delayed or not obtained, the Company’s dependence on obtaining agreements with other parties to conduct clinical trials and commercialize its product candidates that use its drug delivery technology, competition from other manufacturers of proprietary pharmaceuticals, the Company’s products may not achieve market acceptance or favorable reimbursement rates from health insurers, intellectual property litigation and other uncertainties detailed under “Risk Factors” in the Company’s filings with the SEC, including its Annual Report on Form 10-K filed on March 29, 2010. Additional risks and uncertainties associated with the Purchaser’s tender offer include, among others: the risk that key employees may pursue other employment opportunities due to concerns as to their employment security with the Company; the risk that the acquisition proposal will make it more difficult for the Company to execute its strategic plan and pursue other strategic opportunities; the risk that the future trading price of the Company’s Common Stock is likely to be volatile and could be subject to wide price fluctuations; and the risk that stockholder litigation in connection with the Purchaser’s unsolicited proposal, or otherwise, may result in significant costs of defense, indemnification and liability. Copies of the Company’s filings with the SEC may be obtained at the “Investors” section of the Company’s website at www.cpexpharm.com/investor.htm. The Company cautions investors not to place undue reliance on the forward-looking statements contained in this release. These statements speak only as of the date of this document, and the Company undertakes no obligation to update or revise the statements, except as may be required by law.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Document

(a)(1)	Press Release issued by CPEX Pharmaceuticals, Inc., on May 6, 2010.
(a)(2)	Initial Letter to Stockholders from CPEX Pharmaceuticals, Inc., dated May 6, 2010.
(e)(1)	Excerpts from CPEX Pharmaceuticals, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2010 Annual Meeting of Stockholders as filed with the SEC on April 9, 2010.
(e)(2)	CPEX Pharmaceuticals, Inc. Amended and Restated 2008 Equity Incentive Plan (incorporated by reference to Appendix A to CPEX Pharmaceuticals, Inc.’s Definitive Proxy Statement on Schedule 14A relating to the 2009 Annual Meeting of Stockholders as filed with the SEC on May 8, 2009).
(e)(3)	Rights Agreement, by and between CPEX Pharmaceuticals, Inc. and American Stock Transfer and Trust Company, dated June 13, 2008 (incorporated by reference to Exhibit 4.1 to Current Report on Form 8-K filed June 18, 2008).
(e)(4)	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 4.2 to Current Report on Form 8-K filed June 18, 2008).
(e)(5)	Form of Rights Certificate (incorporated by reference to Exhibit B of Exhibit 4.1 to Current Report on Form 8-K filed June 18, 2008).
(e)(6)	Form of Employment Matters Agreement by and between CPEX Pharmaceuticals, Inc. and Bentley Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Registration Statement on Form 10-12B/A filed on April 11, 2008).
(e)(7)	Employment Agreement by and between CPEX Pharmaceuticals, Inc. and John Sedor dated April 11, 2008 (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Registration Statement on Form 10-12B/A filed on April 11, 2008).
(e)(8)	Employment Agreement by and between CPEX Pharmaceuticals, Inc. and Robert P. Hebert dated April 11, 2008 (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Registration Statement on Form 10-12B/A filed on April 11, 2008).
(e)(9)	Employment Agreement by and between CPEX Pharmaceuticals, Inc. and Lance Berman dated February 2, 2009 (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed on February 3, 2009).
(e)(10)	Employment Agreement by and between CPEX Pharmaceuticals, Inc. and Nils Bergenhem dated February 1, 2010 (incorporated by reference to Exhibit 10.11 to Annual Report on Form 10-K for the fiscal year ended December 31, 2009).
(e)(11)	Form of Separation and Distribution Agreement by and between CPEX Pharmaceuticals, Inc. and Bentley Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 2 to Registration Statement on Form 10-12B/A filed on May 8, 2008).
(e)(12)	Amended and Restated Certificate of Incorporation of CPEX Pharmaceuticals, Inc. filed with the Office of the Secretary of State of the State of Delaware on May 13, 2008 (incorporated by reference to Exhibit 3.1 to Amendment No. 4 to Registration Statement on Form 10-12B/A filed on May 30, 2008).
(e)(13)	Amended and Restated By-laws of CPEX Pharmaceuticals, Inc. (incorporated by reference to Exhibit 3.2 to Amendment No. 4 to Registration Statement on Form 10-12B/A filed on May 30, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CPEX PHARMACEUTICALS, INC.

By:	/s/ John Sedor
Name:     John Sedor

Title:	President and Chief Executive Officer

Dated: May 6, 2010

Annex A

[LETTERHEAD OF RBC CAPITAL MARKETS CORPORATION]

May 4, 2010

The Board of Directors
CPEX Pharmaceuticals, Inc.
2 Holland Way
Exeter, New Hampshire 03833

Members of the Board of Directors:

We understand that RSR Acquisition Company (“Offeror”), a Delaware corporation and wholly owned subsidiary of Shelter Bay Holdings, LLC (“Shelter Bay”), a New York limited liability company controlled by Richard S. Rofé (Mr. Rofé, Shelter Bay and Offeror, together with their respective affiliates, referred to collectively as, the “Rofé Holders”), has commenced an offer to acquire all outstanding shares, par value $0.01 per share, of the common stock of CPEX Pharmaceuticals, Inc., a Delaware corporation (“CPEX” and, such common stock, “CPEX Common Stock”), for $16.00 per share in cash (the “Consideration” and, such offer, the “Offer”). Pursuant to the terms and conditions set forth in the offer to purchase and related letter of transmittal, each as attached as exhibits to the Tender Offer Statement on Schedule TO filed by Offeror and Shelter Bay on April 22, 2010 (collectively, the “Offer Documents”), subsequent to the consummation of the Offer, Offeror intends to merge Offeror or another subsidiary of Shelter Bay with CPEX pursuant to which each outstanding share of CPEX Common Stock not previously tendered would be converted into the right to receive the Consideration. The terms and conditions of the Offer are more fully set forth in the Offer Documents.

You have requested our opinion as to the adequacy, from a financial point of view, to holders of CPEX Common Stock (other than the Rofé Holders) of the Consideration proposed to be paid in the Offer to such holders.

RBC Capital Markets Corporation (“RBC”) is a global, full service securities firm engaged in securities trading and brokerage activities, and providing investment banking, investment management and financial advisory services. In the ordinary course of its trading, brokerage, investment and asset management and financial activities, RBC and its affiliates may hold long or short positions, and may trade or otherwise effect or recommend transactions, for its own account or the accounts of its customers, in debt or equity securities or loans of CPEX, any other company that may be involved in a transaction with CPEX and their respective affiliates. Further, in connection with its merchant banking activities, RBC may have made investments in CPEX or any other company that may be involved in a transaction with CPEX. As a global, full service financial organization, RBC and its affiliates may also provide a broad range of normal course financial products and services to its customers (including, but not limited to investment banking, commercial banking, credit derivative, hedging and foreign exchange products and services), including companies that may be involved in certain transactions with CPEX.

We are acting as a financial advisor to CPEX in connection with the Offer and we will receive a fee for our services upon delivery of this opinion, which is not contingent upon the Offer being accepted or rejected by CPEX. We also have received and may receive other fees in connection with our engagement by CPEX as financial advisor, including fees relating to our engagement, certain fees for services provided during the course of our engagement and an additional larger fee, against which fees we have received will be credited, contingent upon consummation of a transaction pursuant to a definitive or other agreement entered into by CPEX. In addition, CPEX has agreed to indemnify us for certain liabilities that may arise out of our engagement and to reimburse us for our reasonable out-of-pocket expenses incurred in connection with our services. In the ordinary course of business, RBC or one or more of its affiliates may act as a market maker and broker in the publicly traded securities of CPEX and/or any other company that may be involved in a transaction with CPEX and receive customary compensation in connection therewith, and may also actively trade securities of CPEX and/or any other company that may be involved in a transaction with CPEX for our

CPEX Pharmaceuticals, Inc.
The Board of Directors

or its own account and the accounts of our or its customers and, accordingly, RBC and its affiliates, may hold a long or short position in such securities. RBC also may provide investment banking and other financial services to CPEX, any other company that may be involved in a transaction with CPEX and their respective affiliates in the future, for which we may receive compensation.

For the purposes of rendering our opinion, we have undertaken such review and inquiries as we deemed necessary or appropriate under the circumstances, including the following: (i) we reviewed the financial terms of the Offer as set forth in the Offer Documents and a draft, dated May 4, 2010, of the Solicitation/Recommendation Statement on Schedule 14D-9 of CPEX relating to the Offer (the “Schedule 14D-9”); (ii) we reviewed and analyzed certain publicly available financial and other data with respect to CPEX and certain other relevant historical operating data relating to CPEX made available to us from published sources and internal records of CPEX; (iii) we reviewed certain publicly available equity research reports regarding CPEX’s potential royalty revenue from the product Testim; (iv) we reviewed financial projections and forecasts of CPEX prepared by the management of CPEX, including sensitivities thereto provided by or discussed with the management of CPEX with respect to certain royalty and milestone payments and corporate expenses (collectively, the “Forecasts”); (v) we conducted discussions with members of the senior management of CPEX with respect to the business prospects and financial outlook of CPEX as a standalone entity; (vi) we reviewed the reported prices and trading activity for CPEX Common Stock; and (vii) we considered other information and performed other studies and analyses as we deemed appropriate.

In arriving at our opinion, in addition to the review, inquiries and analyses referred to in the preceding paragraph, we performed certain other financial analyses, including a financial analysis of CPEX as a standalone entity, based on the Forecasts, using selected company and discounted cash flow analyses.

Several analytical methodologies have been employed and no one method of analysis should be regarded as critical to the overall conclusion we have reached. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. The overall conclusion we have reached is based on all analyses and factors presented, taken as a whole, and also on application of our own experience and judgment. Such conclusion may involve significant elements of subjective judgment and qualitative analysis. We therefore give no opinion as to the value or merit standing alone of any one or more portions of such analyses or factors.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was reviewed by us, including all of the financial, legal, tax, operating and other information provided to or discussed with us by or on behalf of CPEX (including, without limitation, the financial statements and related notes of CPEX), and we have not assumed responsibility for independently verifying and have not independently verified such information. We have assumed, with the consent of CPEX, that the Forecasts provided to us by CPEX were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the future financial performance of CPEX as a standalone entity. We express no opinion as to such Forecasts or the assumptions upon which they were based. We also have relied, with the consent of CPEX, on the assessments of the management of CPEX as to the validity of, and risks associated with, the products, product candidates and technology of CPEX or its partners (including, without limitation, the timing and probability of successful development, testing and marketing of such products, product candidates and technology, approval thereof by appropriate governmental authorities, the validity and life of patents relating thereto and the potential impact of generic competition thereon).

In rendering our opinion, we have not assumed any responsibility to perform, and have not performed, an independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of CPEX, and we have not been furnished with any such valuations or appraisals. We have not assumed any obligation to conduct, and have not conducted, any physical inspection of the property or facilities of CPEX. We have not investigated, and make no assumption regarding, any litigation or other claims affecting CPEX. We also have

CPEX Pharmaceuticals, Inc.
The Board of Directors

assumed that the filed version of the Schedule 14D-9 will not differ, in any respect material to our opinion, from the draft reviewed by us.

Our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstances or event of any kind or nature which may exist or occur after such date. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon events occurring after the date hereof and do not have an obligation to update, revise or reaffirm this opinion. We do not express any opinion as to the price or range of prices at which CPEX Common Stock may trade at any time.

The advice (written or oral) of RBC and our opinion expressed herein is provided for the benefit, information and assistance of the Board of Directors of CPEX (in its capacity as such) in connection with its evaluation of the Offer. We express no opinion and make no recommendation as to whether any stockholder should tender shares of CPEX Common Stock in the Offer or how any stockholder or other party should act with respect to the Offer or any related matter. Such advice or opinion may not be reproduced, summarized, excerpted from or referred to in any public document or given to any other party without the prior written consent of RBC. If required by applicable law, this opinion letter may be included in any disclosure document required to be filed by CPEX with the Securities and Exchange Commission and mailed to CPEX’s stockholders with respect to the Offer; provided, however, that this opinion letter must be reproduced in full and any description of or reference to RBC or this opinion must be in a form reasonably acceptable to RBC and its counsel. RBC shall have no responsibility for the form or content of any such disclosure document.

Our opinion does not address the underlying business decision of CPEX to accept or reject the Offer or the relative merits of the Offer compared to any alternative business strategy or transaction that may be available to CPEX or in which CPEX might engage. In connection with our engagement and prior to the date hereof, we were not authorized to, and we did not, solicit interest from any party with respect to a potential transaction involving CPEX or any of its assets. Our opinion addresses solely the adequacy of the Consideration, from a financial point of view, to the holders of CPEX Common Stock (other than the Rofé Holders), as of the date hereof. We have not evaluated the solvency or fair value of CPEX under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We do not express any opinion as to any legal, regulatory, tax or accounting matters, as to which we understand that CPEX has obtained such advice at it deemed necessary from qualified professionals. Further, in rendering our opinion, we do not express any view on, and our opinion does not address, the adequacy or fairness of the amount or nature of the compensation (if any) to any of the officers, directors or employees of any party, or class of such persons, relative to the Consideration payable in the Offer or otherwise.

Our opinion has been approved by RBC’s M&A Opinion Review Committee.

Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Consideration proposed to paid in the Offer to holders of CPEX Common Stock (other than the Rofé Holders) is inadequate, from a financial point of view, to such holders.

Very truly yours,

/s/ RBC Capital Markets Corporation
RBC CAPITAL MARKETS CORPORATION

Annex B

DIRECTORS AND EXECUTIVE OFFICERS OF CPEX PHARMACEUTICALS, INC.

Name	Position

James R. Murphy	Director and Chairman of the Board
John A. Sedor	Director, President and Chief Executive Officer
Michael McGovern	Director
Miguel Fernandez	Director
John W. Spiegel	Director
Robert Forrester	Director
Nils Bergenhem	Vice President and Chief Scientific Officer
Lance Berman	Senior Vice President and Chief Medical Officer
Robert Hebert	Vice President and Chief Financial Officer

B-1